

April 11, 2011

Via U.S. Mail
Guilfred Colcol Casimiro
Monarchy Resources, Inc.
c/o American Corporate Enterprises
123 W Nye Lane, Suite 129
Carson City, Nevada 89706

> **Re:** **Monarchy Resources, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 15, 2011**
> **File No. 333-172825**

Dear Mr. Casimiro:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   You will expedite the staff's review if you provide us with copies of the amended registration statement and exhibits which you have precisely marked to reflect any revisions from the most recent version(s) of the document(s)

2.   Where a comment on a particular section also relates to disclosure which appears elsewhere, please make appropriate revisions to all affected disclosure. This will eliminate the need for us to repeat similar comments.

3.   If a numbered comment in this letter raises more than one question, ensure that you fully respond to each question. Make sure that your letter of response indicates precisely where in the marked version of the amendment we may find responsive disclosure to each numbered comment.

4.   In light of the large percentage of outstanding shares that are being resold, the short period of time during which the "selling shareholders" have held their shares and the fact that the selling shareholders are the company's sole officers and directors, we consider this offering to be a primary offering with the selling shareholders acting as underwriters. Given that you are not S-3 eligible, you will not be able to conduct an at-the-market offering under Rule 415 and thus must conduct the offering at a fixed price. As such, please delete the statement that you will conduct the offering at a fixed price "until the common stock becomes quoted on the Over-the-Counter Bulletin Board ("OTCBB") or listed on a securities exchange."

5.   Please disclose if you have any current plans, proposals or arrangements, written or otherwise, to seek a business combination with another entity.

6.   Your disclosure in the Liquidity and Capital Resources section seems to indicate that you have enough funds and intend to complete Phase I of your exploration program within the next 12 months. Please disclose in the prospectus summary when you intend to undertake Phase I. If there any reasons why Phase I may be delayed, please discuss these.

7.   Please clarify when you were formed. In this regard, you state in several places that you were formed on June 16, 2010, and in several other places, you indicate that you were formed on July 16, 2010.

Cover Page of Prospectus

8.   Please limit the information on the cover page to one page and to the information required by Item 501(b) of Regulation S-K. You should move the prospectus summary information to the inside of the prospectus.

9.   We note that you have not checked the box on the registration cover page that you are conducting this offering on a delayed or continuous basis pursuant to Rule 415. As such, please revise the cover page to disclose explicitly when the offering will end.

Description of Shares to Be Registered, page 12

10.   Include all the disclosure that Item 202 of Regulation S-K requires. For example, we note that you do not discuss dividend rights. Although your disclosure on page 35 may address these requirements, please organize your document in such a way that the information relating to the description of your securities is found in one place.

Business, page 12

11.   You state that on June 21, 2010 you acquired La Carlota from Rodelio Mining Ltd. Exhibit 10.1 indicates that the assignment was made on June 10, 2010, however. Please

advise. Please also tell us how Mr. Mercado was able to sign the Assignment of Claim on behalf of the company prior to the company's formation and incorporation.

12.   State whether your executive officers have been to your mineral claim.

13.   Explain the involvement of your executive officers in selecting the mineral claim and explain why this claim was chosen.

14.   Discuss the geologist's involvement, if any, in selecting and purchasing your mineral claim, and explain what the geologist's future role may be in your exploration operations.

15.   Explain whether you or Rodelio Mining Ltd. selected the geologist to prepare the geological report. Discuss any relationship that you or Rodelio Mining Ltd. may have with the geologist.

16.   Disclose the nature and material terms of any agreement that you have with the geologist.

Surrounding Area in the Philippines, page 16

17.   Explain in further detail what work is being done in preparation to conduct preliminary exploration work on La Carlota.

Recommendations, page 22

18.   For each phase, provide the expected timeline that would be required to perform the work suggested.

Monarchy's Main Product, page 22

19.   On page 26, you refer only to gold products and state that you are not aware of other mineral on La Carlota. Throughout your filing you only discuss the exploration of gold. For example, on page 16 you state that the claim "was staked to cover gold zones." Please explain why you have included silver as one of your main products.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

Liquidity and Capital Resources, page 24

20.   We note that you will require additional capital during the next twelve months. Please specify what "other sources" you will initially use to acquire additional capital.

21.   You disclose that your directors and officers have committed to advance funds to you over the coming year to meet your cash needs. Please disclose how these commitments are evidenced, whether written or unwritten, and file any contract you may have with the

directors and officers related to this commitment. Discuss the terms of these commitments, especially with regard to interest, repayment, and conversion features.

Critical Accounting Policies and Estimates, page 28

22.   We note your disclosure referring readers to critical accounting policies *listed below* but there was no discussion of such policies. Please expand your disclosure to discuss your critical accounting policies and estimates. You may find the guidance in FRC §501.14 helpful in preparing your disclosure.

Involvement in Certain Legal Proceedings, page 30

23.   Disclose the extent of your directors and executive officers' involvement in certain legal proceedings during the past ten years.

Executive Compensation, Securities Ownership of Certain Beneficial Owners and Management, page 32

24.   The title "Summary Compensation Table" on page 32 appears to be misplaced. Please revise your subheadings as necessary.

Compensation of Directors and Officers, page 34

25.   You state that you have "no standard arrangement to compensate directors for their services in their capacity as directors." Please explain whether you have any compensation arrangement, whether written or unwritten, with your officers and directors. Disclose the material terms of any such arrangement.

Exhibit 5.1

26.   The legal opinion states that "the Registered Shares are to be offered to the public by a shareholder of the Company." We note that there are two selling shareholders who will be selling shares in this offering. Please obtain a revised opinion from counsel that takes into consideration the fact that you have more than one selling shareholder.

Engineering Comments

Business page 12

27.   Please supplementally provide the geology report referenced in this section of your filing, preferably on a CD, formatted as Adobe PDF files. If you wish to have this supplemental material returned, please make a written request with the letter of transmittal. Please note that you may request the return of this information pursuant to the provisions of Rule 418(b). If there are any questions concerning the above request, please phone John Coleman, Mining Engineer at (202) 551-3610.

Guilfred Colcol Casimiro
Monarchy Resources, Inc.
April 11, 2011
Page 5

<u>Mineral Claims page 14</u>

28.   Please disclose the following information for you mineral property as required by paragraph (b)(2) of Industry Guide 7:

- A description of all interests in your properties, including the terms of all underlying agreements and royalties.

- Describe the process by which mineral rights are acquired in the Philippines and the basis and duration of your mineral rights, surface rights, mining claims or concessions.

- Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area or your properties.

- The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.

Please ensure that you fully discuss the material terms of the land or mineral rights in the Philippines.

29.   Please provide an overview of the exploration and mining permit requirements for companies operating in the Philippines. Include in your overview the permits required to explore or mine, any fees or bonding requirements necessary to explore or mine, the Government agencies responsible for any applicable permits, and a discussion pertaining to the time frame to obtain any permits or approvals to explore or mine in the Philippines.

30.   As an exhibit to your filing, please include the legal documentation from an appropriate government agency supporting your right to the La Carlota claim.

<u>Closing Comments</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Lily Dang at (202) 551-3867 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman, Mining Engineer, at (202) 551-3610 if you have questions regarding the engineering comments. Please contact Parker Morrill at (202) 551-3696 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: W. Scott Lawler (via email)